Exhibit 99.1

News Release
May 27, 2022

Turquoise Hill Acknowledges Receipt of Notice of Arbitration from Entrée Resources Ltd.

Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) today announced that it has received a notice of arbitration from Entrée Resources Ltd. (“Entrée”) in connection with the Earn-in Agreement (the “Earn-in Agreement”) with Entrée.

The Company disputes the characterizations made by Entrée in its news release dated May 26, 2022 announcing the initiation of arbitration proceedings. Turquoise Hill has been in discussions with Entrée in order to resolve certain commercial disagreements in connection with the Earn-in Agreement. The Company reserves all of its rights and will vigorously defend itself. The Company will update the market as appropriate.

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Investors and Media
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the outcome of any negotiations with Entrée relating to the Earn-in Agreement and the form of joint venture agreement appended to the Earn-in Agreement, or any arbitration proceedings relating to such matters; the nature of the Corporation’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi, including as a result of the impact of matters pertaining to the Earn-in Agreement; and other statements that are not historical facts.
Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Corporation will operate in the future, including: the possibility that the outcome of any arbitration proceedings relating to the Earn-in Agreement and the form of joint venture agreement appended to the Earn-in Agreement are materially adverse to the Corporation in the event that a negotiated resolution of the commercial disagreements with Entrée is not achieved; and the impact of such matters on the Corporation’s ongoing relationship and interactions with the Government of Mongolia.
Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause Turquoise Hill’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in Turquoise Hill’s Annual Information Form for the year ended December 31, 2021 (the “AIF”), as supplemented by the “Risks and Uncertainties” section of Turquoise Hill’s Interim Management’s Discussion and Analysis for the first quarter ended March 31, 2022 (the “Q1’22 MD&A”).
Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Q1’22 MD&A that may affect future results is not exhaustive. When relying on Turquoise Hill’s forward-looking statements and information to make decisions with respect to Turquoise Hill, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

2